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                          March 23, 2023

       Haitham Khouri
       Chief Executive Officer
       Perimeter Solutions, SA
       12E rue Guillaume Kroll, L-1882 Luxembourg
       Grand Duchy of Luxembourg
       352 2668 62-1

                                                        Re: Perimeter
Solutions, SA
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2023
                                                            File No. 333-270579

       Dear Haitham Khouri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services